UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Results of Pop Culture Group Co., Ltd’s Extraordinary General Meeting

An extraordinary general meeting (the “Meeting”) of shareholders of Pop Culture Group Co., Ltd (the “Company”) was held on February 5, 2024, at 9:00 a.m., Eastern Time at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, the People’s Republic of China. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated articles of association, and the Notice and Proxy Statement of the Meeting dated January 16, 2024.

At the close of business on January 9, 2024, the record date for the determination of shareholders entitled to vote at the Meeting, there were 1,862,733 Class A Ordinary Shares outstanding, each share being entitled to one vote, and 576,308 Class B Ordinary Shares outstanding, each share being entitled to seven votes. Shareholders representing 70.77% of the votes exercisable by holders of Class A and Class B ordinary shares as of the record date were present in person or by proxy at the Meeting. Thus, a quorum for Proposals No. 2, 3, and 4 was present. However, among these shareholders, shareholders holding 46,331 Class A ordinary shares were present in person or by proxy at the Meeting to vote for Proposal No. 1, out of a total of 1,862,733 Class A ordinary shares entitled to vote at the Meeting, and therefore a quorum for Proposal No. 1. was not present.

At the Meeting, the shareholders of the Company voted for the four proposals considered by passing the following resolutions pursuant to the accompanying voting results. The Company separately obtained a written consent from the shareholders holding not less than two-thirds of issued Class B ordinary to the Class B Variation.

Proposal No. 1 – Class B Variation

Resolution Not Passed

1.	The resolution proposed as “It is hereby resolved, as a Special Resolution passed by the holders of the Company’s issued and outstanding Class A ordinary shares, to hereby approve the variation of the rights of each class of shares currently issued by the Company in such manner and to such extent such that each holder of Class B ordinary shares shall be entitled to exercise 100 votes for each Class B ordinary share they hold (the “Class B Variation”)” was not passed since a quorum was not constituted at the Meeting.

Voting Results

Resolution	For	Against	Abstain
Proposal No. 1	30,724	15,440	167
Percentage of Votes Cast:	0.52%	0.26%	—

Proposal No. 2 – Share Capital Increase

Resolution Passed

2.	It is hereby resolved, as an Ordinary Resolution, that the authorized share capital of the Company be increased from US$50,000 divided into 4,400,000 Class A ordinary shares of par value US$0.01 each and 600,000 Class B ordinary shares of par value US$0.01 each, to US$60,000 divided into 5,400,000 Class A ordinary shares of par value US$0.01 each and 600,000 Class B ordinary shares of par value US$0.01 each (the “Share Capital Increase”).

Voting Results

Resolution	For	Against	Abstain
Proposal No. 2	4,127,487	45,147	515
Percentage of Votes Cast:	69.99%	0.77%	0.01%

Proposal No. 3 – Share Capital Reorganization

Resolution Passed

3.	It is hereby resolved, as a Special Resolution, that subject to and immediately following the Share Capital Increase being effected, the Company re-designate and re-classify 1,000,000 of its authorized but unissued Class A ordinary shares into Class C ordinary shares such that the Company’s authorized share capital is US$60,000 divided into 4,400,000 Class A ordinary shares of par value US$0.01 each, 600,000 Class B ordinary share of par value US$0.01 each, and 1,000,000 Class C ordinary shares of par value US$0.01 each (the “Share Capital Reorganization”).

Voting Results

Resolution	For	Against	Abstain
Proposal No. 3	4,065,535	74,185	877
Percentage of Votes Cast:	68.94%	1.26%	0.01%

Proposal No. 4 – MAA Adoption

Resolution Passed

4.	It is hereby resolved, as a Special Resolution, that subject to and immediately following the Share Capital Increase and the Share Capital Reorganization being effected, the Company adopt amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect typographical updates, the Share Capital Increase and the Share Capital Reorganization, and, subject to the Share Capital Reorganization being effected, the terms of the Class C ordinary shares.

Voting Results

Resolution	For	Against	Abstain
Proposal No. 4	4,065,601	103,666	1,234
Percentage of Votes Cast:	68.94%	1.76%	0.02%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: February 14, 2024	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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